Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-162195 Dated January 12, 2012

GLOBAL MARKETS | EQUITY

Liquid Alpha

Liquid Alpha USD 5 Excess Return Index

DBLAUE5J

- In December, Liquid Alpha USD 5 ER returned -0.29%. The return is -3.24% Year-to-date.
- In December, two of the four components contributed positive returns.
- DB Commodity Harvest, DB Currency Harvest, S&P X-Alpha and DB SMART (5x leveraged) returned 0.23%, -2.73%, -1.63% and 1.26% respectively.
- The Sharpe Ratio since January 1999 is now at 1.32 compared to -0.38 for HFRX Hedge Funds and 0.56 for the iBoxx USD Treasuries; these statistics highlight the favorable risk-return relationship provided by the Liquid Alpha USD 5 ER Index during this period. (1)
- Liquid Alpha volatility is 3.5% over the past 12 months, which is currently below its 5% volatility target. In comparison, trailing 12 month volatility is 21.9% for MSCI World, 4.9% for Treasuries and 3.8% for HFRX Hedge Funds.

									Annualized Returns		
					1 Month	3 Months	6 Months	YTD	1 Year	3 Year	5 Year
		Liquid Alpha USD 5 ER			-0.29%	-0.03%	-3.11%	-3.24%	-3.25%	1.81%	-0.15%
		HFRX Global Hedge Fund Index			-0.49%	-0.54%	-6.96%	-8.92%	-8.95%	2.80%	-2.77%
		iBoxx USD Treasury			0.97%	0.84%	7.38%	9.90%	9.93%	3.56%	6.81%
Liquid Alpha USD 5 ER Constituents	**Asset Class**	**Live Date**	**BBG Ticker**	**Range Exposure**							
S&P X-Alpha USD TR	Equities	10/31/07	SPXADT	10%-50%	-1.63%	2.22%	-6.26%	-5.17%	-5.18%	2.69%	0.56%
DB Commodity Harvest USD TR	Commodities	12/17/07	DBCMHLTU	10%-50%	0.23%	-0.71%	-1.17%	2.24%	2.25%	0.97%	3.99%
DB Currency Harvest USD TR	FX	10/19/05	DBHVBUSF	10%-50%	-2.73%	-0.47%	-9.39%	-6.37%	-6.39%	5.79%	1.91%
DB SMART USD 5x TR	Rates	06/15/07	DBLASUT5	10%-50%	1.26%	1.21%	-0.09%	0.09%	0.09%	4.06%	2.72%

Monthly Performance (1)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Jan	1.25%	2.39%	1.02%	1.31%	0.83%	1.00%	1.19%	0.69%	-0.12%	1.37%	0.10%	-0.29%
Feb	1.32%	-0.66%	0.41%	0.60%	2.22%	2.55%	0.52%	0.49%	-0.04%	1.12%	0.00%	0.02%
Mar	-0.48%	1.61%	1.70%	-0.44%	0.42%	0.25%	0.33%	1.12%	-0.18%	0.73%	0.15%	1.33%
Apr	0.66%	0.00%	2.42%	5.03%	-1.05%	0.48%	-0.39%	1.31%	-0.08%	1.91%	1.16%	0.18%
May	1.70%	0.21%	0.49%	0.40%	0.15%	2.05%	-0.51%	1.34%	0.74%	2.21%	-1.42%	-1.31%
Jun	-1.16%	0.50%	0.00%	2.75%	2.05%	2.31%	1.16%	0.27%	-0.39%	0.36%	-1.27%	-0.05%
Jul	1.38%	-0.29%	0.12%	0.21%	0.47%	0.38%	0.30%	-0.96%	0.78%	0.61%	0.18%	-1.63%
Aug	0.22%	0.18%	0.27%	1.19%	1.17%	-0.85%	1.39%	-2.55%	-0.88%	0.19%	0.13%	-0.28%
Sep	0.59%	1.02%	-0.14%	1.05%	0.69%	2.53%	0.64%	1.77%	-3.95%	0.26%	0.44%	-1.19%
Oct	1.63%	0.88%	-1.14%	1.07%	0.28%	1.32%	0.00%	1.25%	-5.95%	0.24%	0.39%	0.45%
Nov	0.66%	0.78%	2.81%	1.31%	2.13%	1.34%	-0.65%	-1.29%	-0.01%	-0.71%	-0.38%	-0.19%
Dec	1.35%	1.12%	1.93%	1.04%	1.23%	-1.18%	2.05%	0.07%	0.83%	1.38%	-0.34%	-0.29%
Ann.Rt	**9.48%**	**7.99%**	**10.28%**	**16.54%**	**11.07%**	**12.77%**	**6.17%**	**3.47%**	**-9.10%**	**10.05%**	**-0.89%**	**-3.24%**

Current Allocation


S&P X-Alpha USD TR, 9.5%
DB Commodity Harvest USD TR, 10.0%
DB Currency Harvest USD, 9.5%
db SMART 5x USD TR, 10.2%
Deleveraged Exposure, 60.8%

(1): Liquid Alpha USD ER 5 has been retrospectively calculated and did not exist prior to April 23, 2008. Accordingly, the results shown during the retrospective periods do not reflect actual returns. Past performance is not necessarily indicative of how the Index will perform in the future. The performance of any investment product based on the DB Liquid Alpha Index would have been lower than the performance of the Index as a result of fees or costs.

A Passion to Perform. Deutsche Bank

Overview

-  Liquid  Alpha  USD 5 ER is a  multi-asset  medium-  to  long-term  investment strategy  which gives access to a diversified  pool of alpha  generating  assets using a dynamic allocation tool

- The strategy has the objective to generate absolute non-directional returns, un-correlated to the traditional markets, through a combination of diversified proprietary alpha generating strategies from different asset classes. The Index has been live since April 23, 2008

- The allocation  among the Underlying  Indices occurs quarterly and is based on their returns,  correlation and volatilities  using a quantitative Mean Variance
Optimizer model

- The  quantitative  model  combines the different  sources of alpha and cash to generate an Index with a target volatility of 5%

- Seeks to manage downside risk through a stop-loss mechanism which is triggered if the Index  return over  60-business  days is below 4% over any 3  consecutive days

Performance Analysis Jan 99 -- Dec 11(1)

------------------------------------------------------------------------------
                             Liquid Alpha 5%   iBoxx USD    HFRX Global Hedge
                                      USD ER    Treasury           Fund Index
------------------------------------------------------------------------------
Annualized Return                      5.56%       5.71%                1.19%
Volatility                             4.20%       5.28%                4.10%
Sharpe Ratio(2)                        1.32        0.56                -0.38
Maximum Drawdown                     -13.37%      -7.40%              -26.30%
- Drawdown Start Date                  Jul-07     Dec-08                Jul-07
- Drawdown End Date                    Oct-08     Jun-09               Dec-08
Correlation versus:
HFRX Global Hedge Fund Index             0.46       -0.23                 1.00
iBoxx USD Treasury TR Index             -0.10        1.00                -0.23
------------------------------------------------------------------------------

Relative Performance: Dec 30, 2011(1)

[GRAPHIC OMITTED]

Rolling 12 Month Volatility: Jan 00 -- Dec 11(1)

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CERTAIN RISKS OF LIQUID ALPHA

LIQUID  ALPHA HAS LIMITED  PERFORMANCE  HISTORY --  Publication  of Liquid Alpha
began on April 23, 2008. Therefore,  it has very limited performance history and no actual  investment  which allowed tracking of the performance of Liquid Alpha was possible before that date.

AN  INVESTMENT  LINKED OR  RELATED  TO LIQUID  ALPHA  WILL NOT BE THE SAME AS AN
INVESTMENT IN THE ALPHA INDICES -- The Liquid Alpha closing level on any trading day will depend on the performance of the 5 underlying index  constituents  (the
"Alpha  Indices").  The  weighting  of each  Alpha  Index  is  determined  by an
Optimized Asset Allocator  ("OAA"),  which seeks to maximize returns for a given level of volatility.  You should, therefore,  carefully consider the composition and calculation of each Alpha Index.

THE ALPHA  INDICES  EXPOSE YOUR  INVESTMENT TO EQUITY,  COMMODITY,  CURRENCY AND
INTEREST RATE RISKS --The Alpha Indices  expose you to several asset classes and their respective risks,  including risks relating to exchange rate fluctuations, foreign equity markets, commodity markets and emerging markets. In addition, the rates component is five times  leveraged.  To learn more about Liquid Alpha, see
Underlying  Supplement No. 4 dated  September 29, 2009 filed with the Securities and Exchange Commission.

THE ALPHA  INDICES  ARE NOT EQUALLY  WEIGHTED IN THE LIQUID  ALPHA MODEL AND MAY
OFFSET EACH OTHER -- The Alpha  Indices are  assigned  different  weightings  in
Liquid Alpha via an Optimized Asset Allocation  Model. The same return generated by two Alpha Indices,  whether positive or negative, may have a different effect on the performance of Liquid Alpha. Additionally,  positive returns generated by one or more Alpha Index may be moderated or more than offset by smaller positive returns or negative returns generated by the other Alpha Indices.

THE ACTUAL EXPERIENCED VOLATILITY OF EACH ALPHA INDEX AND LIQUID ALPHA MODEL MAY
NOT  EQUAL  THE  TARGET  VOLATILITY,  WHICH  MAY HAVE A  NEGATIVE  IMPACT ON THE
PERFORMANCE  OF LIQUID ALPHA -- The  weighting of each Alpha Index in the Liquid
Alpha  Model is  adjusted  to  target a  volatility  level of 5%.  Because  this adjustment  is based on the  volatility  of the previous 60 business  days,  the actual volatility  realized on the Alpha Indices and the Liquid Alpha Model will not necessarily equal the volatility target.

THE  CALCULATION  OF LIQUID  ALPHA'S  CLOSING  LEVEL WILL INCLUDE A DEDUCTION OF
COSTS FROM THE ALPHA INDICES -- On each trading day, the  calculation  of Liquid
Alpha's  closing  level will include a deduction of costs from the Alpha Indices currently  ranging between a minimum of 21 basis points per annum and maximum of
63 basis points per annum,  depending on the individual  weightings of the Alpha
Indices.

(1): Liquid Alpha USD ER 5 has been retrospectively calculated and did not exist prior to April 23, 2008. Accordingly, the results shown during the retrospective periods do not reflect  actual  returns.  Past  performance  is not  necessarily indicative of how the Index will perform in the future.  The  performance of any investment product based on the DB Liquid Alpha Index would have been lower than the performance of the Index as a result of fees or costs.

(2): Value  indicates  Risk Free Rate over Period  computed from daily levels of the DB Fed Funds Equivalent Index.

[GRAPHIC OMITTED]

IMPORTANT INFORMATION

Use of hypothetical information:
Backtested, hypothetical or simulated performance results discussed herein have inherent limitations. Unlike an actual performance record based on actual client portfolios, simulated results are achieved by means of the retroactive application of a backtested model itself designed with the benefit of hindsight. Taking into account historical events the backtesting of performance also differs from actual account performance because an actual investment strategy may be adjusted any time, for any reason, including a response to material, economic or market factors. The backtested performance includes hypothetical results that do not reflect the reinvestment of dividends and other earnings or the deduction of advisory fees, brokerage or other commissions, and any other expenses that a client would have paid or actually paid. No representation is made that any trading strategy or account will or is likely to achieve profits or losses similar to those shown. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Past hypothetical backtest results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis.

Past performance:
The past performance of securities, indexes or other instruments referred to herein does not guarantee or predict future performance.

In this document, various performance-related statistics, such as index return and volatility, among others, of Liquid Alpha are compared with those of the iBoxx USD Treasury TR Index and the HFRX Global Hedge Fund Index.  Such comparisons are for information purposes only.  No assurance can be given that Liquid Alpha will outperform the iBoxx USD Treasury TR Index or the HFRX Global Hedge Fund Index in the future; nor can assurance be given that Liquid Alpha will not significantly underperform the iBoxx USD Treasury TR Index or the HFRX Global Hedge Fund Index in the future.  Similarly, no assurance can be given that the relative volatility levels of Liquid Alpha and the iBoxx USD Treasury TR Index or of Liquid Alpha and the HFRX Global Hedge Fund Index will remain the same in the future.

Deutsche Bank may hold positions:
We or our affiliates or persons associated with us or such affiliates may: maintain a long or short position in securities referred to herein, or in related futures or options, purchase or sell, make a market in, or engage in any other transaction involving such securities, and earn brokerage or other compensation. Instruments linked to this index typically involve a high degree of risk, are not transferable and typically will not be listed or traded on any exchange and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security linked to this index may be affected by changes in economic, financial and political factors (including but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the equity prices and credit quality of any issuer or reference issuer. Any investor should conduct his/her own investigation and analysis of any product linked to this index and consult with its own professional advisors as to the risks involved in making such a purchase; since, it may be difficult to realize the investment prior to maturity, obtain reliable information about the market value of such investments or the extent of the risks to which they are exposed, including the risk of total loss of capital.

Tax:
Deutsche Bank AG, including its subsidiaries and affiliates, does not provide legal, tax or accounting advice. This communication was prepared solely in connection with the promotion or marketing, to the extent permitted by applicable law, of the transaction or matter addressed herein, and was not intended or written to be used, and cannot be used or relied upon, by any taxpayer for purposes of avoiding any U.S. federal income tax penalties. The recipient of this communication should seek advice from an independent tax advisor regarding any tax matters addressed herein based on its particular circumstances. Any information relating to taxation is based on information currently available. The levels and bases of, and relief from, taxation can change and the benefits of products where discussed may cease to exist. Because of the importance of tax considerations to all option transactions, the investor considering options should consult with his/her tax advisor as to how taxes affect the outcome of contemplated option transactions.

Not insured:
These instruments are not insured by the Federal Deposit Insurance Corporation (FDIC) or any other U.S. governmental agency. These instruments are not insured by any statutory scheme or governmental agency of the United Kingdom. The distribution of this document and availability of these products and services in certain jurisdictions may be restricted by law. These securities have not been registered under the United States Securities Act of 1933 and trading in the securities has not been approved by the United States Commodity Exchange Act, as amended.

The Bank and affiliates:
“Deutsche Bank" means Deutsche Bank AG and its affiliated companies, as the context requires. Deutsche Bank Private Wealth Management refers to Deutsche Bank's wealth management activities for high-net-worth clients around the world. Deutsche Bank Alex. Brown is a division of Deutsche Bank Securities Inc.

Free writing prospectus:
Deutsche Bank AG has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication may relate. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-311-4409.